INTERNATIONAL GEMINI TECHNOLOGY INC.		Schedule A
Consolidated Balance Sheet
Prepared by management (unaudited)
	September 30, 2003	December 31, 2002

ASSETS
Current assets
Cash	$1,974	$596
Accounts receivable	36,044	110,566
Investments	46,024	46,024

	$84,042	$157,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$36,812	$82,608

Shareholders’ equity
Share capital - common	$12,660,559	$12,660,559
Share capital - preferred	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,271,397)	(13,244,049)

	47,230	74,578
	$84,042	$157,186

Approved by the Directors:
“Signed”

Martin Schultz
“Signed”

Douglas E. Ford

INTERNATIONAL GEMINI TECHNOLOGY INC.				Schedule A
Consolidated Statement of Income and Deficit
Prepared by management (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Revenue	$3,000	$—	$3,000	$—
Expenses
General and administrative	11,797	9,806	30,348	56,758

Income (loss) for the period	(8,797)	(9,806)	(27,348)	(56,758)

Deficit, beginning of period	(13,262,600)	(13,255,738)	(13,244,049)	(13,208,785)

Deficit, end of period	$(13,271,397)	$(13,265,544)	$(13,271,397)	$(13,265,543)

Earnings per share	—	—	—	—

Fully diluted earnings per share	-	-	-	-

INTERNATIONAL GEMINI TECHNOLOGY INC.				Schedule A
Consolidated Statement of Cash Flow
Prepared by management (unaudited)
	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Operating Activities
Net income for period	$(8,797)	$(9,806)	$(27,348)	$(56,758)
Deduct items not involving a current cash receipt
Changes in non-cash working capital balances	6,169	11,260	28,727	56,577

Net cash increase (decrease) in period	(2,628)	1,454	1,378	(182)
Cash position, beginning of period	4,602	(323)	596	1,313

Cash position, end of period	$1,974	$1,131	$1,974	$1,131